FOIA Confidential Treatment Requested by Cyclerion Therapeutics, Inc.

Pursuant to 17 CFR 200.83

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Christine Westbrook / Suzanne Hayes — Legal
Sasha Parikh / Angela Connell — Accounting

Re:	Cyclerion Therapeutics, Inc.
Draft Registration Statement on Form 10
Submitted October 9, 2018
CIK No. 0001755237

Ladies and Gentlemen:

On behalf of Cyclerion Therapeutics, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement (the “Draft Registration Statement”).  Amendment No. 2 includes an updated information statement (the “Information Statement”) and reflects revisions to the Draft Registration Statement made in response to the comment letter to Mark Currie of the Company, dated December 17, 2018, from the staff of the Commission (the “Staff”), as well as certain other updated information.  The Company confirms that, as of the date of this letter, it is an “emerging growth company,” as defined in Section 3(a)(80) of the Exchange Act, and a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K.  In addition, the Company confirms that it will publicly file its registration statement on Form 10 and all nonpublic draft submissions at least 15 days prior to the anticipated effective date of such registration statement.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 2, including the Information Statement, which have been marked to indicate the changes from the Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter, dated December 17, 2018, are reproduced below in italics, and the corresponding response is shown below each comment.  All references to page numbers in the Company’s responses are to the page numbers in the Information Statement.

Amendment No. 1 to Draft Registration Statement on Form 10 submitted December 6, 2018

Exhibit 99.1

Information Statement Summary

Cyclerion

Overview, page 12

1.                                      We note your response to comment 5 and your disclosure that you intend to out license praliciguat to a “leader in cardiometabolic diseases.” Please revise your disclosure to remove the implication that you have a prospective agreement with a licensee or collaboration partner for this product candidate. Alternatively, please tell us the basis for this statement.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the Information Statement on page 12 to clarify that the Company currently does not have a prospective agreement with a licensee or collaboration partner for praliciguat.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Data, page 65

2.                                      Regarding pro forma adjustment (C), you include the shares to be issued in the intended private placement in determining the number of Cyclerion shares of common stock used to compute basic earnings per share. Please tell us how you determined that the private placement is factually supportable and directly attributable to the separation transaction. Please also tell us how you determined that it was appropriate to include these shares in your pro forma EPS calculation given that the proceeds from the issuance of these shares are not reflected as an adjustment in your pro forma Statement of Operations.

Response to Comment 2:

On January 7, 2019, Cyclerion entered into a Common Stock Purchase Agreement with an investor.  This transaction is a key component of the “private placement” referred to in the Information Statement.  Among other conditions, the private placement is subject to the completion of the separation.  Because reliable and documented evidence with respect to the private placement exists in the form of the executed Common Stock Purchase Agreement, the Company believes that the private placement is factually supportable.  In addition, the Company believes that the private placement is directly attributable to the separation because the private placement is being entered into in connection with, and is conditioned upon, completion of the separation.  The Company has revised its pro forma combined financial statements to reflect that, in a subsequent amendment, it will disclose the full impact of the private placement, including both the issuance of shares in the private placement, as reflected in adjustment (C), and the proceeds from the issuance of these shares, as reflected in adjustment (E).

Business

Praliciguat for Cardiometabolic Diseases

Our Solution, page 96

3.                                      We note your response to comment 8 and your disclosure that results of your Phase 2a study of praliciguat suggested that patients had improvements in insulin sensitivity and in endothelial function. Please revise your disclosure to remove the implication that treatment with praliciguat resulted in the measurements cited. You may describe any objective observations from the trials without indicating that praliciguat is responsible for these observations.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the Information Statement on page 96 to limit such disclosure to objective observations from the trial.

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We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7921 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Paul M. Kinsella

Paul M. Kinsella

cc:                                Mark Currie (Cyclerion Therapeutics, Inc.)

William Huyett (Cyclerion Therapeutics, Inc.)

Brian S. Tessler (Ironwood Pharmaceuticals, Inc.)
William J. Michener (Ropes & Gray LLP)